July 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:       Principal Life Insurance Company Separate Account B

Principal Investment Plus Variable Annuity Contract

File Numbers 333-116220 and 811-02091

Post-Effective Amendment No. 26 to the Registration Statement on Form N-4

Accession Number: 0001126328-12-000199

Ladies and Gentlemen:

On July 10 we filed the above referenced post-effective amendment to N-4 registration statement on Form Type 485APOS in error. We hereby request that such post-effective amendment to the registration statement be withdrawn at your earliest convenience. We request this withdrawal because Exhibit 11 was omitted in error.

Thank you for your assistance in this matter.

Sincerely,

/s/ Charles Schneider

Charles M. Schneider

Counsel

711 High Street

Des Moines, Iowa 50392-0300

(515) 246-5688 (office)

(866) 496-6527 (facsimile)

schneider.charles@principal.com

cc:        Jeff Pierick

CMS/neb